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                                                                   EXHIBIT 99.2
                                                          [ENGLISH TRANSLATION]
                                                                  July 24, 2003

                                                                Fair Disclosure



                EARNINGS ANNOUNCEMENT FOR SECOND QUARTER OF 2003

     Hanaro Telecom, Inc. ("Hanaro" or the "Company") announced today that it recorded an operating profit of KRW11.6 billion in the first half of 2003.

     Revenues in the first half of 2003 amounted to KRW673.5 billion, up by 16.3% from KRW579.1 billion in the first half of 2002. In the second quarter of 2003 alone, the Company recorded an operating profit of KRW18.0 billion, contributing a great deal to the achievement of a positive operating profit in the first half of 2003.

     The Company's net loss in the first half of 2003 decreased by 17.8% to KRW67.4 billion from KRW82.0 billion in the first half of 2002.

     Hanaro recorded an operating loss in the first quarter due to the increased competition in the face of market saturation. However, with the positive operating profit of KRW 18.0 billion in the second quarter, Hanaro expects to maintain this positive trend going forward.

     The Company believes that the main reason for the upturn of the earnings was the `clean marketing' undertaken by service providers since last April, which resolved many problems caused by unhealthy competition among broadband Internet access service providers.

     Mr. Young Wan Cho, Vice President, Finance, commented that "Hanaro aims to achieve operating profits of KRW112.2 billion and revenues of KRW1.4 trillion for the full year 2003 through continuous efforts in restructuring and cost cutting in the second half of 2003."

     This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.